Exhibit 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2003 and the three months ended March 31, 2004 (in thousands)

	Year Ended December 31,								Three Months Ended March 31, 2004
	1999	2000		2001	2002		2003
EARNINGS, AS DEFINED
Net Income before Preferred Dividends (1)	$50,286	$36,236		$43,875	$22,490		$29,654		$4,700
(Gain) loss on Sales of Real Estate Assets	(9,013)	(20,482)		(884)	(6,704)		(14,204)		(120)
Minority Interest	3,647	3,307		2,745	291		1,101		(12)
Interest Expense (2)	64,782	63,280		37,802	38,746		38,501		9,246

	$109,702	$82,341		$83,538	$54,823		$55,052		$13,814

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED
Interest Expense (2)	$64,782	$63,280		$37,802	$38,746		$38,501		$9,246
Capitalized Interest	2,675	3,777		4,573	3,939		3,119		747

Fixed Charges	67,457	67,057		42,375	42,685		41,620		9,993
Preferred Dividends	22,280	20,713		19,564	19,564		19,491		4,823

Fixed Charges and Preferred Dividends	$89,737	$87,770		$61,939	$62,249		$61,111		$14,816

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.63	1.23		1.97	1.28		1.32		1.38

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	1.22	—	(3)	1.35	—	(4)	—	(5)	— (6)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $5,429.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $7,426.
(5)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $6,059.
(6)	For the three months ended March 31, 2004, earnings were insufficient to cover fixed charges and preferred dividends by $1,002.